1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
August 15, 2025	www.integraresources.com

INTEGRA AND SHOSHONE-PAIUTE TRIBES ESTABLISH HISTORIC RELATIONSHIP AGREEMENT

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that the Company has entered into a Relationship Agreement (the "Agreement") with the Shoshone-Paiute Tribes of the Duck Valley Indian Reservation (the "Shoshone-Paiute Tribes" or the "Shoshone-Paiute") whose aboriginal territories cover much of the tri-state area of Idaho, Nevada, and Oregon. This groundbreaking Agreement between the Shoshone-Paiute and Integra (collectively, the "Parties") establishes a transformative and long-term partnership for the development of the DeLamar gold and silver mining project (the "DeLamar Project", "DeLamar" or, the "Project") on Shoshone-Paiute Traditional Homelands. This Agreement is unprecedented in the Lower 48 States, in both recognizing Tribal sovereignty and collaboratively advancing sustainable, long-term economic development for a project located on federally managed lands.

The Agreement announced today is the result of five years of collaboration between the Shoshone-Paiute and Integra and will serve to guide the partnership throughout the entire life of mine for the DeLamar Project in southwest Idaho. The Agreement provides a framework to foster collaboration and co-management of various aspects related to the DeLamar Project, including:

  Indigenous recognition;
  Economic empowerment and participation;
  Cultural and environmental protection;
  Consensus-based regulatory collaboration; and
  Community investment and performance monitoring.

Brian Mason, Chairman of the Shoshone-Paiute Tribes, commented: "The Shoshone-Paiute Business Council is very pleased to enter into this Relationship Agreement for the DeLamar Project, located in the northern portion of Shoshone-Paiute traditional territory. The Agreement is the first-of-its-kind in the Lower 48 States, and something that Tribal Nations surrounded by the mining industry have been working towards for many years. We are excited to start the work to implement the Agreement immediately, collaborating in partnership with Integra to develop plans that will put the benefits of the future mine to work for the long-term vision of the Tribe, and to accountably manage potential impacts. This Agreement asserts our right to a seat at the table to help direct how things happen in our territory. It supports the Shoshone-Paiute to be a driver of responsible economic development in the region, providing for our people and our neighbors, and protecting our values, interests, and culture."

George Salamis, President, CEO, and Director of Integra, commented: "Integra is incredibly proud to enter into this partnership with the Shoshone-Paiute Tribes, as we work hard to build long-lasting, respectful, trusting and collaborative relationships that drive tangible value. Through this partnership we are establishing durable and long-term predictability, while providing the foundational platform for local and regional economic opportunities to thrive. Over the past five years, Integra and the Shoshone-Paiute have worked together to build an understanding of our respective identities, values, rights and interests. We are incredibly honored to be partners with the Shoshone-Paiute, and together establish this first-of-its-kind agreement which will enable us to create sustainable value for our shareholders and communities through responsible mining practices."

Rep. Russ Fulcher (R-ID-01), commented: "Idaho has been blessed with the vast natural resources we need to be self-sufficient and prosperous. Today's Relationship Agreement marks a significant milestone for economic development and the responsible advancement of natural resource production in Owyhee County. I'm proud to support this agreement, which will provide high-wage job opportunities in our rural Idaho communities."

Senator Mike Crapo (R-ID), commented: "The signing of today's Relationship Agreement between Integra and the Shoshone-Paiute represents a collaborative commitment to responsibly advancing natural resource development in Idaho and supporting the creation of high-paying, quality jobs for generations to come. This move will help foster a more secure and efficient domestic mineral supply chain as America strives for increased energy and technology independence."

Senator Jim Risch (R-ID), commented: "This historic Agreement is a great example of the innovative collaboration we value in Idaho. The DeLamar Project will support domestic production of the resources we use every day, and create high-paying jobs and workforce development opportunities for Idahoans."

Background on The DeLamar Project and the Relationship Agreement

The DeLamar Project is a gold and silver mining development project located in Owyhee County in southwest Idaho. The Project is comprised of the historic DeLamar and adjacent Florida Mountain Deposits, which were in production under Kinross Gold Corporation up until 1998. Integra is seeking to revitalize DeLamar, having invested approximately US$140 million into advancing resource growth, engineering and mine design, and significant environmental baseline work since Integra acquired the Project in 2017. In March 2025, Integra submitted the Mine Plan of Operations for DeLamar to the United States Bureau of Land Management ("BLM"). The submission of the updated Mine Plan of Operations to the BLM initiates the pathway for the issuance of a Notice of Intent, which is a formal announcement of the BLM's intent to prepare an Environmental Impact Statement to evaluate the potential environmental effects of the proposed action in accordance with the National Environmental Policy Act.

The Agreement provides Integra and the Shoshone-Paiute Tribes a framework to guide a mutually beneficial long-term relationship over the life of mine at DeLamar. The Agreement lays the foundation for a strong partnership by aligning the Parties' interests across several key measures, including economic opportunities, environmental protection, cultural recognition, and social performance. This approach seeks to achieve consensus between the Parties over the life of mine by working together to co-design how Integra operates and remains accountable on performance.

As the footprint of the proposed DeLamar Project is within the traditional territories of other Tribal Nations, Integra and those interested Nations are concurrently working to explore the development of similar relationships.

About Integra

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

About the Shoshone-Paiute Tribes

The Shoshone-Paiute Tribes is a federally-recognized Tribal Nation located on the state line of Idaho and Nevada within the homelands of their ancestors. Established in 1877, the Shoshone-Paiute Tribes are a collective of numerous bands of Shoshone and Paiute people from throughout the northern Great Basin and Interior Western United States. Being a rural community, the Tribes have embraced tying cultural heritage with a western ranching lifestyle. As a Nation, the Shoshone-Paiute Tribes have been expanding economic opportunities and building up community development for generations to come.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: statements regarding the anticipated benefits, impacts and implementation of the Agreement between the Shoshone-Paiute Tribes and Integra; the development, permitting and advancement of the DeLamar Project; anticipated community, cultural, environmental and economic outcomes; the future financial or operating performance of the Company and its projects. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.